Exhibit 99.8

Gonzalo Rios, FAusIMM

Executive Consultant - ESG

RPMGlobal Canada Limited

CONSENT of QUALIFIED PERSON

New Pacific Metals Corp (the “Company”)

I, Gonzalo Rios (FAusIMM 3089013), Executive Consultant – ESG with RPMGlobal Canada Limited, engaged by New Pacific Metals Corp., consent to any extracts from, or a summary of the technical report Carangas Deposit - Preliminary Economic Assessment of October 1st,2024 (the “Technical Report”) being used in the news release of the Company dated October 1st, 2024 (the "News Release").

I certify that I have read the News Release being filed by the Company, and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this October 1st, 2024.

/s/Gonzalo Rios

Gonzalo Rios, FAusIMM